Exhibit 23(d)(6)

WAIVER/REIMBURSEMENT AGREEMENT

This WAIVER/REIMBURSEMENT AGREEMENT, dated as of May 1, 2008, is between SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC., a Maryland corporation (the “Series”), on behalf of Seligman LaSalle Global Real Estate Fund and Seligman LaSalle Monthly Dividend Fund (each, a “Fund”), and J. & W. SELIGMAN & CO. INCORPORATED, a Delaware corporation (the “Manager”). The Manager hereby agrees to waive its management fee and/or reimburse each Fund’s “other expenses” to the extent set forth in the Series’ prospectuses included in the Series’ Registration Statement filed on or about April 29, 2008 with the Securities and Exchange Commission.

J. & W. SELIGMAN & CO. INCORPORATED		SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC.

BY:		BY:
	Brian T. Zino		Lawrence P. Vogel
TITLE:	President	TITLE:	Vice President & Treasurer
DATE:	April 28, 2008	DATE:	April 28, 2008